UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

LeddarTech Holdings Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

52328E105

(CUSIP Number(s))

Investissement Québec

1001 Boulevard Robert-Bourassa, Suite 1000

Montreal, Quebec, H3B 0A7, Canada

Attention: Secretary

Email: affaires.juridiques@invest-quebec.com

(514) 349-4534

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 21, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	52328E105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Investissement Québec
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Québec, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 4,364,838
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 4,364,838
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,364,838
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 15.2% (1)
14.	Type of Reporting Person (See Instructions): CO

(1)	The Reporting Person holds 4,364,838 Common Shares, 13,890 common share purchase warrants (exercisable for 13,890 Common Shares) and 1,500,000 Common Shares issuable upon conversion of $15,000,000 of PIPE Convertible Notes of the Issuer, which collectively represent approximately 15.2% of the total Common Shares issued and outstanding (based on 28,770,930 Common Shares issued and outstanding as at the date of the final non-offering Canadian prospectus of the Issuer dated December 28, 2023 (“Canadian Prospectus”) which has been filed as Exhibit 99.1 to the Issuer’s Form 6-K Report of Foreign Private Issuer dated December 29, 2023 and filed with the United States Securities and Exchange Commission on EDGAR on January 2, 2024) and 19.4% of the total Common Shares issued and outstanding on a partially diluted basis. The calculations relating to beneficial ownership do not include the 1,091,205 Common Shares issuable upon conversion of certain non-voting special shares of the Issuer held by the Reporting Person since there are certain earn-out and price conditions attaching to such shares and the Reporting Person does not currently have the ability to convert the shares into Common Shares.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) is being filed with respect to common shares, no par value per share (“Common Shares”), of LeddarTech Holdings Inc. (the “Issuer”), a corporation incorporated and existing under the Canada Business Corporations Act. The address of the principal executive offices of the Issuer is 240-4535 Boulevard Wilfrid-Hamel, Québec, Québec, G1P 2J7, Canada. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)	This Statement is being filed by Investissement Québec (the “Reporting Person”).

(b)	The business address of the Reporting Person is 1001 Boulevard Robert-Bourassa, Suite 1000, Montreal, Quebec, H3B 0A7, Canada.

(c)	The Reporting Person is a joint-stock company constituted under section 1 of an Act respecting Investissement Québec established by the Government of Québec to favor investment in Québec by Québec-based and international companies.

(d)-(3)	Neither the Reporting Person nor, to the best knowledge of each of them, any of the executive officers and members of the board of directors of the Reporting Person set forth on Schedule I hereto, during the past five years, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The name, business address, present principal occupation or employment and citizenship of the executive officers and members of the board of directors of the Reporting Person is set forth on Schedule I hereto and is herein incorporated by reference.

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable; the Reporting Person acquired the Common Shares pursuant to the closing of the previously announced Business Combination (as defined below).

On June 12, 2023, the Issuer entered into the Business Combination Agreement, as amended on September 25, 2023 (the “BCA”), by and among the Issuer, Prospector Capital Corp., a Cayman Islands exempted company (“Prospector”), and LeddarTech Inc., a corporation existing under the laws of Canada (“LeddarTech”).

On December 21, 2023 (the “Closing Date”), as contemplated in the BCA, Prospector, LeddarTech and the Issuer completed a series of transactions:

●	Prospector continued as a corporation existing under the laws of Canada (the “Continuance” and Prospector as so continued, “Prospector Canada”);

●	Prospector Canada and the Issuer amalgamated (the “Prospector Amalgamation” and Prospector Canada and the Issuer as so amalgamated, “Amalco”);

●	the preferred shares of LeddarTech converted into common shares of LeddarTech and, on the terms and subject to the conditions set forth in a plan of arrangement (the “Plan of Arrangement”), Amalco acquired all of the issued and outstanding common shares of LeddarTech from LeddarTech’s shareholders in exchange for common shares of Amalco having a negotiated aggregate equity value of $200 million (valued at $10.00 per share) plus an amount equal to the aggregate exercise price of LeddarTech’s outstanding “in the money” options immediately prior to the Prospector Amalgamation (the “Share Exchange”) plus additional Amalco “earnout” shares (with the terms set forth in the BCA);

●	LeddarTech and Amalco amalgamated (the “Company Amalgamation” and LeddarTech and Amalco as so amalgamated, the “Company”); and

●	in connection with the Company Amalgamation, the securities of Amalco converted into an equivalent number of corresponding securities in the Company (other than as described in the BCA with respect to the Prospector Class B ordinary shares) and each of LeddarTech’s equity awards (other than options to purchase LeddarTech’s class M shares) were cancelled for no compensation or consideration and LeddarTech’s equity plans were terminated (and the options to purchase LeddarTech’s class M shares became options to purchase common shares of the Company (the “Company Common Shares” or the “Common Shares”)).

The Continuance, the Prospector Amalgamation, the Share Exchange, the Company Amalgamation and the other transactions contemplated by the BCA are hereinafter referred to as the “Business Combination”.

On June 12, 2023, concurrently with the execution of the BCA, LeddarTech entered into a subscription agreement (the “Subscription Agreement”) with certain investors, including investors who subsequently joined the Subscription Agreement (the “PIPE Investors”), pursuant to which the PIPE Investors agreed to purchase secured convertible notes of LeddarTech (the “PIPE Convertible Notes”) in an aggregate principal amount of at least US$43.0 million (the “PIPE Financing”). PIPE Investors in certain tranches of the PIPE Convertible Notes received at the time of issuance of such notes warrants to acquire Class D-1 preferred shares of LeddarTech (the “Class D-1 Preferred Shares” and the warrants, the “PIPE Warrants”). All of the PIPE Warrants were exercised, and the Class D-1 Preferred Shares issued upon exercise of the PIPE Warrants entitled the PIPE Investors to receive approximately 8,553,434 Common Shares upon the closing of the Business Combination. Accordingly, the PIPE Investors held approximately 42.8% of the 20 million LeddarTech common shares outstanding immediately prior to the Closing. The PIPE Convertible Notes were convertible into the number of Common Shares determined by dividing the then-outstanding principal amount by the conversion price of US$10.00 per Common Share. The PIPE Financing closed on the Closing Date after the Business Combination.

The Reporting Person participated in the PIPE Financing.

Prior to the Closing Date, holders of an aggregate of 855,440 Prospector Class A ordinary shares, par value $0.0001 per share (the “Prospector Class A Shares”) representing approximately 39% of the total Prospector Class A Shares then outstanding, exercised their right to redeem those shares for approximately $10.91 per share, or a total of approximately $9.3 million paid from Prospector’s trust account (the “SPAC Redemption”) in accordance with the terms of Prospector’s amended and restated memorandum and articles of association, as amended.

Following the SPAC Redemption, and as part of a series of related steps in connection with the consummation of the Business Combination, Prospector distributed 1,338,616 Prospector Class A Shares to the holders on the Closing Date of the 1,338,616 Prospector Class A Shares that were not redeemed in connection with the Business Combination. Such distribution was not made with respect to any other Prospector or LeddarTech shares issued and outstanding prior to or upon consummation of the Business Combination.

On the Closing Date, the following securities issuances were made by the Company to Prospector’s securityholders following the SPAC Redemption and in connection with the above-referenced share distribution: (i) each outstanding Prospector Class A Share was exchanged for one Company Common Share, (ii) each outstanding non-voting special share of Prospector, a new class of shares in the capital of Prospector convertible into Prospector Class A Shares, was exchanged for one non-voting special share of the Company and (iii) each outstanding warrant of Prospector (the “Prospector Warrants”), which includes 965,749 Prospector Warrants that were issued upon conversion of the amount accrued under Prospector’s convertible note with the Sponsor to finance Prospector’s transaction costs in connection with its initial business combination, was assumed by the Company and became a warrant of the Company (“Company Warrant” or “Warrant”).

On the Closing Date, following the SPAC Redemption and the foregoing issuances, LeddarTech’s shareholders immediately prior to the consummation of the Business Combination, including investors in the PIPE Financing, received Company Common Shares pursuant to the BCA representing approximately 69.5% of the Company Common Shares outstanding immediately following consummation of the Business Combination.

The Reporting Person was an existing shareholder of LeddarTech and acquired the Common Shares pursuant to the consummation of the Business Combination.

On December 22, 2023, the Common Shares and Warrants became listed on The Nasdaq Global Market under the symbols “LDTC” and “LDTCW”, respectively.

Item 4.	Purpose of Transaction

The information set forth in Item 3 of this Statement is incorporated herein by reference.

The Reporting Person beneficially owns the securities of the Issuer for general investment purposes. The Reporting Person may, from time to time, depending on prevailing market, economic and other conditions, acquire additional Common Shares or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Person intends to review its investment in the Issuer on a continuing basis and, depending upon the price and availability of Common Shares or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of its investment in the Issuer in the open market, in privately negotiated transactions, pursuant to Rule 10b5-1 trading plans or otherwise.

In connection with the closing of the Business Combination, the Issuer entered into an investor rights agreement (the “Investor Rights Agreement”), dated December 21, 2023, with the Reporting Person. Pursuant to the Investor Rights Agreement, among other things, for as long as the Reporting Person continues to hold more than 60% of equity interests that it held in the Issuer as a result of the closing of the Business Combination, the Reporting Person has the right to nominate one director to the board of directors of the Issuer. At the time of filing of this Statement, the Reporting Person has not yet nominated a director to the board of directors of the Issuer.

Any director that the Reporting Person may nominate to the board of directors of the Issuer may have influence over the corporate activities of the Issuer, including activities which may relate to transactions described in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person has no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein; however, the Reporting Person, at any time and from time to time, may review, reconsider and change its intention with respect to any and all matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer

(a)-(b)	See Items 7-11 and 13 of the cover page of this Statement for the Reporting Person and Item 2 above.

(c)	Except as reported in this Statement, the Reporting Person has not effected any transactions in the Issuer’s securities within the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As disclosed in Item 4 above, in connection with the closing of the Business Combination, the Issuer and the Reporting Person entered into the Investor Rights Agreement. Pursuant to the Investor Rights Agreement, among other things, for as long as the Reporting Person continues to hold more than 60% of equity interests that it held in the Issuer as a result of the closing of the Business Combination, the Reporting Person has the right to nominate one director to the board of directors of the Issuer. At the time of filing of this Statement, the Reporting Person has not yet nominated a director to the board of directors of the Issuer.

The foregoing is only a summary of the terms of the Investor Rights Agreement and does not purport to be complete. Such summary is qualified by reference to the full text of the Investor Rights Agreement. An unofficial English translation copy of the Investor Rights Agreement is filed as Exhibit 1 to this Statement and is hereby incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Investor Rights Agreement, dated December 21, 2023, by and between the Issuer and the Reporting Person (filed as Exhibit 4.7 to the Issuer’s Form 20-F, filed with the United States Securities and Exchange Commission on EDGAR on December 28, 2023, and incorporated herein by reference).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 3, 2024

INVESTISSEMENT QUÉBEC

/s/ André Dessureault
	Name:	André Dessureault
	Title:	Director, Legal Affairs, Investments Investissement Québec

DIRECTORS AND EXECUTIVE OFFICERS OF

INVESTISSEMENT QUÉBEC

The name, function, citizenship and present principal occupation or employment of each of the directors and executive officers of Investissement Québec (“IQ”) are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite an individual’s name refers to employment with IQ and (ii) the business address of each director and executive officer of IQ is 1001 Boulevard Robert-Bourassa, Suite 1000, Montréal, Québec, H3B 4L4, Canada.

Name	Relationship to IQ	Present Principal Occupation	Citizenship
Geneviève Fortier	President, Board of Directors	Chief Executive Officer, Promutuel Assurance	Canada
Guy Leblanc	President and Chief Executive Officer, Director	President and Chief Executive Officer of IQ	Canada
David Bahan	Director	Deputy Minister of the Ministry of Economy, Innovation and Energy	Canada
Anne Bourhis	Director	Human Resources Management Professor, HEC Montréal	Canada
Catherine Dubé	Director	Business Executive and Management Consultant, Coboom	Canada
Louis-Daniel Gauvin	Director	Corporate Director	Canada
Manon Genest	Director	Founding Partner, General Manager, Montréal Office, TACT Intelligence-conseil	Canada
Mélissa Gilbert	Director	Executive Vice-President and Leader, Finance, Beneva	Canada
Éloïse Harvey	Director	President, EPIQ Machineries Inc.	Canada
Claudine Roy	Director	President and CEO Gestion immobilière Gaspé	Canada
Louise Sanscartier	Director	Governance Consultant and Corporate Director	Canada
Marie-Soleil Tremblay	Director	Full Professor, École Nationale d’Administration Publique	Canada
Bicha Ngo	Senior Executive Vice-President, Private Equity	Senior Executive Vice-President, Private Equity of IQ	Canada
Laurent Naud	Senior Vice-President, Finance, Credit Risk Management and IT	Senior Vice-President, Finance, Credit Risk Management and IT of IQ	Canada
Hubert Bolduc	President, Investissement Québec International	President, IQ International	Canada
Marie Zakaïb	Senior Vice-President, Human Resources and Internal Communications	Senior Vice-President, Human Resources and Internal Communications of IQ	Canada
Sylvain Gendron	Senior Vice-President, Legal Affairs, and Corporate Secretary	Senior Vice-President, Legal Affairs, and Corporate Secretary of IQ	Canada